

SECURI 10033231 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/10 (MM/DD/YY) AND ENDING 10/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor, 1095 West Pender Street
(No. and Street)

Vancouver (City) BC (State) V6E 2M6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Mitchell 604-622-5294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street (Address) Vancouver (City) BC (State) V7Y 1C7 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salman Partners (U.S.A.) Inc., as of October 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOEL Z. GOLDEN
Barrister & Solicitor
1200 Waterfront Centre, 200 Burrard St.
P.O. Box 48600, Vancouver, Canada V7X 1T2
604-640-4141

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Salman Partners (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Salman Partners (U.S.A.) Inc.** as of October 31, 2011 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Vancouver, Canada,
December 16, 2011.

Chartered Accountants

Salman Partners (U.S.A.) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. Dollars]

As at October 31

	2011
	$
ASSETS	
Cash	4,052,711
Other receivables	23,293
Marketable securities	250,500
	4,326,504
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities *[note 6[a]]*	14,965
Income taxes payable	70,899
Deferred tax liability *[note 7]*	80,343
Liabilities subordinated to claims of general creditors *[note 4]*	1,503,271
Total liabilities	1,669,478
Stockholder's equity	
Common stock *[note 5]*	150,000
Retained earnings	2,507,026
Total stockholder's equity	2,657,026
	4,326,504

See accompanying notes

On behalf of the Board:



Director



Director

Salman Partners (U.S.A.) Inc.

STATEMENT OF INCOME

[Expressed in U.S. Dollars]

Year ended October 31

	2011
	$
INCOME	
Commissions	339,298
Interest	39,996
Gain on securities owned	39,400
Foreign exchange gain	86,368
	505,062
EXPENSES *[note 6[b]]*	
Commissions	135,829
Data processing	6,700
General and operations	149,403
Interest *[notes 4 and 6[c]]*	14,944
Premises	25,497
Salaries and wages	31,102
Other indirect costs	44,996
	408,471
Income before income taxes	96,591
Income tax expense *[note 7]*	5,393
Net income for the year	91,198

See accompanying notes

Salman Partners (U.S.A.) Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. Dollars]

Year ended October 31

	2011
	$
COMMON STOCK *[note 5]*	
Balance, beginning and end of year	150,000
RETAINED EARNINGS	
Balance, beginning of year	2,408,485
Net income for the year	91,198
Deferred refundable dividend taxes *[note 7]*	7,343
Balance, end of year	2,507,026
Total stockholder's equity	2,657,026

See accompanying notes

Salman Partners (U.S.A.) Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

[Expressed in U.S. Dollars]

Year ended October 31

	2011 $
Subordinated borrowings, beginning of year	1,500,000
Settlement of subordinated debt at maturity	(200,000)
Settlement of subordinated debt at maturity	(300,000)
Issuance of subordinated debt in Canadian dollars	200,000
Issuance of subordinated debt in Canadian dollars	300,000
Effect of foreign exchange on subordinated debt at October 31, 2011	3,271
Subordinated borrowings, end of year	1,503,271

See accompanying notes

Salman Partners (U.S.A.) Inc.

STATEMENT OF CASH FLOWS

[Expressed in U.S. Dollars]

Year ended October 31

	2011
	$
OPERATING ACTIVITIES	
Net income for the year	91,198
Adjustments to reconcile net income to net cash provided by operations	
Increase in marketable securities	(39,400)
Decrease in amounts due from broker dealer	133,132
Increase in other receivables	(13,119)
Decrease in accounts payable and accrued liabilities	(25,003)
Decrease in amounts due to clients	(131,432)
Increase in income taxes payable	66,821
Decrease in deferred tax liability	(6,322)
Increase in refundable dividend taxes	7,343
Net cash provided by operating activities	83,218
FINANCING ACTIVITIES	
Repayment on maturity of U.S. dollar subordinated debt	(500,000)
Proceeds from issuance of Canadian dollar subordinated debt	503,271
Net cash provided by financing activities	3,271
Net increase in cash during the year	86,489
Cash, beginning of year	3,966,222
Cash, end of year	4,052,711
Supplemental cash flow information	
Income taxes paid	(61,257)
Interest paid	(14,944)

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. Dollars]

October 31, 2011

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. [the "Company"] is a broker dealer registered under the Securities Exchange Act of 1934 and was incorporated under the Canadian Business Corporations Act on March 19, 1996.

The Company is a registrant with the Financial Industry Regulatory Authority ["FINRA"] and is a wholly owned subsidiary of Salman Partners Inc., a Canadian-owned investment dealer. Salman Partners Inc. is a member of the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company effects all of its securities transactions through Salman Partners Inc., acting as clearing and settlement agent for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies adopted by the Company are as follows:

Marketable securities

Marketable securities are recorded at fair value at the statement of financial condition date. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions or on such other information and valuation methods as may be reasonable in the circumstances. Unrealized gains and losses are included in income.

Securities transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Revenue recognition

Commission income consists of revenue generated through traditional commission-based brokerage services, and is recognized on a trade date basis.

Interest income consists of interest earned on cash deposited in bank accounts, and is recognized on an accrual basis.

Gains and losses on securities owned consist of realized gains and losses and unrealized gains and losses recognized on the mark to market of the securities owned on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Foreign exchange

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are converted into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Income and expenses denominated in foreign currencies are converted throughout the year at the exchange rate prevailing at the transaction date. Gains and losses from currency transactions are included in the determination of net income for the year.

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns are evaluated to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. The Company recognizes interest and penalties in tax expense.

[Expressed in U.S. Dollars]

Fair value measurements

The Company follows guidance under the Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] Topic 820 ["ASC 820"] *Fair Value Measurements and Disclosures,* with regard to financial assets and financial liabilities measured on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access; Level 2 inputs are inputs, other than quoted prices in active markets, that are either directly or indirectly observable; Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions about how the market participants would price the asset or liability.

Future accounting pronouncements

Fair value measurements

In January 2010, the FASB issued ASC Update No. 2010-06, *Fair Value Measurements and Disclosures* ["ASU 2010-06"] which updates ASC 820. ASU 2010-06 requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, ASU 2010-06 will require [a] an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements from one measurement date to another and to describe the reasons for the transfers; and [b] information about purchases, sales, issuances and settlements to be presented separately [i.e., the activity must be presented on a gross basis rather than net] in the reconciliation for fair value measurements using significant unobservable inputs [Level 3 inputs]. ASU 2010-06 clarified existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 fair value measurements. This standard is effective for fiscal years beginning on or after December 15, 2010. Management does not anticipate the adoption of this standard will have a material impact on the financial statements.

[Expressed in U.S. Dollars]

In May 2011, the FASB issued Accounting Standards Update ["ASU"] No. 2011-04, *Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ["ASU No. 2011-04"]. ASU No. 2011-04 generally represents clarifications to the current fair value measurement standard under U.S. GAAP and hence many of its amendments are not intended to result in a change in the application of the requirements of the current standard. However, ASU No. 2011-04 does include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This standard is effective for fiscal years beginning on or after December 15, 2011. The Company is currently assessing the impact it will have on its financial statements.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, other receivables, accounts payable and accrued liabilities and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as noted below. The fair values of these financial instruments approximate their carrying values, except for liabilities subordinated to claims of general creditors which have a fair value of $1,443,150.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis and monitors the total value of transactions with counterparties. As at October 31, 2011, all amounts receivable are current and no provisions have been made for any potential uncollectible amounts.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability. The Company's business requires capital for operating and regulatory purposes and, consequently, the Company maintains large and highly liquid current asset balances.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. Dollars]

October 31, 2011

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk primarily as a result of its dealing in equity securities which are exchange traded and valued at quoted market prices. The Company maintains minimal holdings in marketable securities in relation to its overall asset holdings, and mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts. During the year, the Company reported an unrealized holding gain on marketable securities in the amount of $39,400.

Market risk sensitivity analysis

A 5% increase or decrease in the underlying market price of the Company's marketable securities held as at October 31, 2011 would have increased or decreased net income by $8,768.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds a portion of its assets and incurs certain liabilities in Canadian dollars. Foreign exchange risk therefore arises from the possibility that changes in the price of foreign currencies will result in gains or losses.

Currency risk sensitivity analysis

A 5% appreciation or depreciation of the Canadian dollar against the U.S. dollar applied to the Company's Cdn$3,172,159 October 31, 2011 net asset balance would have decreased or increased net income by $106,430.

Fair value measurements

All of the Company's financial assets and financial liabilities which are reported at fair value meet the definition of Level 1 inputs.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. Dollars]

October 31, 2011

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Debt under subordination agreements consists of the following:

	2011 $
Note payable to parent with interest calculated at 1% per annum, maturing on November 1, 2014 [CDN$200,000]	201,308
Note payable to parent with interest calculated at 1% per annum, maturing on November 1, 2014 [CDN$300,000]	301,963
Note payable to parent with interest calculated at 1% per annum, maturing on April 30, 2013	1,000,000
	1,503,271

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, Salman Partners Inc. The loans are covered by agreements approved by FINRA, and are available to the Company in computing net capital under the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ["Rule 15c3-1"]. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid without express written consent by FINRA. During the year, notes payable in the amounts of US$200,000 and US$300,000 matured, and new notes in the amounts of Cdn$200,000 and Cdn$300,000 were entered into, translated into U.S. dollars at the year-end exchange rate.

During the year, the Company paid $14,944 in interest to Salman Partners Inc.

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. Dollars]

October 31, 2011

5. COMMON STOCK

	2011 $
Authorized	
Unlimited number of common shares without par value	
Issued and fully paid	
150,000 common shares	150,000

6. RELATED PARTY TRANSACTIONS

During 2011, the Company entered into the following transactions and maintained the following balances with related parties:

[a] As at October 31, 2011, accounts payable and accrued liabilities of $14,965 were payable to the Company's parent, Salman Partners Inc.

[b] The following expenses were charged by the Company's parent, Salman Partners Inc., in accordance with an "Operating Agreement" originally executed between the companies on October 29, 2004 and most recently updated without substantive changes on October 1, 2009.

	2011 $
Commissions	135,829
Data processing	6,700
General and operations	6,450
Premises	25,497
Salaries and wages	31,102
Other indirect costs	44,996
	250,574

[c] Interest expense in the amount of $14,944 was paid to the Company's parent, Salman Partners Inc. *[note 4]*.

The above referenced transactions have been measured using the exchange amount, which is the amount that has been agreed to by the transacting parties.

[Expressed in U.S. Dollars]

7. INCOME TAXES

The Company is a resident of Canada for Canadian tax purposes and is therefore subject to Canadian income tax laws.

The Company's income tax expense differs from the amount that would be computed by applying the combined statutory federal and provincial income tax rates as a result of the following:

	2011 $
Income before income taxes	96,591
Combined statutory tax rate	27.17%
Income taxes at the combined statutory rate	26,244
Tax effect of foreign currency translation	(18,180)
Other	(2,671)
Income tax expense - current and deferred	5,393
Income tax expense - current	15,838
Income tax expense - deferred	(10,445)
Income tax expense - current and deferred	5,393

The Company is registered under the International Business Activities Act of British Columbia. As a portion of the Company's activities are those of an international business carried on in British Columbia, the Company is entitled to a refund of a portion of its provincial income taxes.

On July 13, 2006, the FASB released ASC No. 740, formerly known as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a more-likely-than-not probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in operating expenses. The Company files income tax returns in the Canadian and USA jurisdictions.

[Expressed in U.S. Dollars]

Deferred income taxes and refundable dividend tax

The Company is classified as a private corporation under Canadian tax law. This status allows it to receive a refund of a portion of the income taxes that it pays on investment income, including capital gains, when the Company pays dividends. The Company charges such refundable taxes to retained earnings.

The Company has incurred an unrealized foreign exchange gain for Canadian tax purposes on its USD denominated subordinated liabilities of $1,000,000, which would be a net unrealized capital gain for Canadian tax purposes. The Company records a deferred tax liability in respect of this unrealized capital gain. During the year, the Company recorded a decrease in this deferred tax liability in the amount of $6,322. Of this amount, $10,445 has been charged to deferred tax recovery, $2,067 has been charged to foreign exchange loss, and $2,057 has been added to retained earnings.

The Company has refundable dividend tax on hand of $5,141. This tax will be refundable to the Company at a rate of $1 for each $3 of taxable dividends paid if the Company is still a private corporation at the end of the year in which the dividends are paid. The Company also has a deferred refundable dividend tax on hand balance of $47,229, which will be refundable to the Company, after the tax has been paid, at a rate of $1 for each $3 of taxable dividends paid if the Company is still a private corporation at the end of the year in which the dividends are paid.

8. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to Rule 15c3-1. The Company follows the primary [aggregate indebtedness] method under Rule 15c3-1 which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at October 31, 2011 of $3,784,236, representing an excess of $3,684,236 over the minimum net capital required.

SUPPLEMENTAL INFORMATION

Salman Partners (U.S.A.) Inc. **Schedule I**

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. Dollars]

As at October 31

	2011 $
Total stockholder's equity	2,657,026
Additions	
Subordinated liabilities	1,503,271
Deductions and/or charges	
Non-allowable assets:	
Harmonized Sales Tax receivable	18,179
Prepaid FINRA regulatory fees	1,271
	19,450
Insurance deductible in excess of 10% of minimum deductible requirement	88,654
Haircuts on securities	37,575
Foreign currency denominated subordinated loan reduction	3,271
Haircut on Canadian dollar bank balance	227,111
	356,611
Net capital	3,784,236
[a] Minimum net capital required [6 2/3% of aggregate indebtedness]	5,724
[b] Minimum dollar requirement	100,000
Minimum net capital [greater of [a] and [b]]	100,000
Excess net capital	3,684,236
Computation of aggregate indebtedness	
Total aggregate indebtedness from Statement of Financial Condition	85,864
Multiplied by 6 2/3%	5,724
Percentage of aggregate indebtedness to net capital	2.27%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0.00%

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's October 31, 2011 unaudited Focus Part II Report.

STATEMENT REGARDING SEC RULE 15c3-3

[Expressed in U.S. Dollars]

The Company has an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

SUPPLEMENTARY REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

The Board of Directors
Salman Partners (U.S.A.) Inc.

In planning and performing our audit of the financial statements of **Salman Partners (U.S.A.) Inc.** [the "Company"] as of and for the year ended October 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ["internal control"] as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Vancouver, Canada,
December 16, 2011.

Chartered Accountants

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of
Salman Partners (U.S.A.) Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of **Salman Partners (U.S.A.) Inc.**, the Securities Investor Protection Corporation [SIPC], the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating **Salman Partners (U.S.A.) Inc.**'s compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning November 1, 2010 and ending October 31, 2011. **Salman Partners (U.S.A.) Inc.**'s management is responsible for **Salman Partners (U.S.A.) Inc.**'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries within **Salman Partners (U.S.A.) Inc.**'s bank statements. Based on the procedures performed, Ernst & Young noted no issues.
2. Compared the amounts reported on audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the period ended October 31, 2011. Based on the procedures performed, Ernst & Young noted no issues.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Based on the procedures performed, Ernst & Young noted no issues.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. Based on the procedures performed, Ernst & Young noted no issues.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation [Form SIPC-7] for the fiscal period beginning November 1, 2010 and ending October 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP
Chartered Accountants

Vancouver, Canada,
December 19, 2011.

U.S. SECURITIES INTERNATIONAL CORP.
INDEX
YEAR ENDED SEPTEMBER 30, 2011